DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02037098

NO ACT
P.E 11-12-2001
132-02357

PROCESSED

JUN 03 2002

THOMSON
FINANCIAL

May 28, 2002

Act	Securities Exchange Act of 1934
Section	15(c)(3)
Rule	15c3-1
Public Availability	May 28, 2002

Mr. Michael E. Burns
Senior Vice President and Controller
ABN AMRO Incorporated
208 South LaSalle Street
Chicago, Illinois 60604-1003

Re: Request for Relief from the Short Option Value Charge

Dear Mr. Burns:

This is in response to your letter dated November 12, 2001, on behalf of ABN AMRO Incorporated ("ABN AMRO"), wherein you request relief from the deduction, referred to herein as the "short option value charge," required by subparagraph (a)(3)(x) of Appendix B to Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act")[1] for commodity options granted (sold) by certain customers. The short option value charge requires that a broker-dealer, when calculating net capital under Rule 15c3-1, deduct from its net worth four percent of the market value of commodity options granted (sold) by option customers on or subject to the rules of a contract market.

I understand the relevant facts to be as follows: ABN AMRO is registered as a broker-dealer with the Securities and Exchange Commission ("Commission") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). In connection with its business, ABN AMRO executes and clears hedging transactions in energy-related commodity options for certain large institutional clients that either directly or through affiliates produce, purchase, transport, or sell energy products. With regard to these clients, you represent that, when computing net capital, ABN AMRO is often required to deduct significant percentages of its net worth pursuant to the Commission's short option value charge.[2]

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1 17 CFR 240.15c3-1b(a)(3)(x).

2 In 1998, the CFTC rescinded the short option value charge in subparagraph (c)(5)(iii) of its net capital rule, Rule 1.17 under the Commodity Exchange Act (17 CFR 1.17). See 63 FR 32725 (June 16, 1998). Because the requirements of Exchange Act Rule 15c3-1 and CFTC Rule 1.17 are both applicable to entities registered dually as broker-dealers and futures commission merchants, staff in the Division of Market Regulation (the "Division") are reviewing deductions by broker-dealers under the short option value charge to determine what action, if any, should be taken to align the commodity-related provisions of Rule 15c3-1 with Rule 1.17.

CRGH
1174684

Because the institutional clients referenced in your letter are well-capitalized, highly-rated institutions that generally sell commodity options to reduce the effects of changes in the selling prices of crude oil, natural gas and other refined products, you are requesting relief from the charge that ABN AMRO is required to take when any of these clients execute hedging transactions involving short energy-related commodity options. You represent that risk associated with short options transactions executed by these clients is actively monitored and controlled by ABN AMRO on a daily basis.

Based on your representations, the Division will not recommend enforcement action to the Commission if ABN AMRO, when computing its short option value charge under subparagraph (a)(3)(x) of Appendix B to Rule 15c3-1, does not include short commodity options that are part of a "bona fide hedging transaction," as that term is defined in CFTC Rule 1.3(z),[3] provided that such positions are carried for the accounts of customers that: (1) directly or through affiliates produce, purchase, transport, or sell energy products; (2) have a net worth, computed in accordance with generally accepted accounting principles ("GAAP"), of at least $50 million or are guaranteed subsidiaries of a parent that has a GAAP net worth of at least $50 million; and (3) have investment grade ratings for senior unsecured long-term debt or commercial paper by a nationally recognized statistical rating organization or are guaranteed subsidiaries of a parent that has such ratings. The relief set forth in this letter extends only to short options on energy-related products and does not include short options on interest rate products or foreign currencies. Further, ABN AMRO will be required to continue deducting the short option value charge on all other accounts carried by the firm.

You should be aware that this is a staff position with respect to enforcement only and does not purport to express any legal conclusions. This position is based solely on the foregoing description. Factual variations could warrant a different response, and any material change in the facts must be brought to the Division's attention. This position may be withdrawn or modified if the staff determines that such action is necessary for the protection of investors, in the public interest, or otherwise in furtherance of the securities laws.

Sincerely,

Mark M. Attar
Special Counsel

cc: Anne Glass, Chicago Mercantile Exchange
Barbara Lorenzen, Chicago Board of Trade
Elaine Michitsch, New York Stock Exchange

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3 17 CFR 1.3(z).

ABN·AMRO

ABN AMRO Incorporated
208 South LaSalle Street
Chicago, Illinois 60604-1003
(312) 855-7600

November 12, 2001

Mr. Thomas McGowen
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Relief from the Short Option Value Charge

Dear Mr. McGowen:

This letter is to request that the Division of Market Regulation ("DMR") not recommend enforcement action to the Securities and Exchange Commission ("Commission") if ABN AMRO Incorporated ("AAI"), a broker dealer registered with the Commission and futures commission merchant registered with the Commodity Futures Trading Commission, does not include customer short commodity options that were part of a bona fide hedging transaction when computing its short option value charge. Securities Exchange Act Rule 15c3-1 Appendix B, subparagraph (a)(3)(x) requires a broker-dealer to deduct from its net worth four percent of the market value of commodity options sold by customers on or subject to the rules of the contract market. If AAI were only registered as a futures commission merchant, it would not have to take such a charge.

AAI is a full service FCM and its principal futures customers are institutions engaged in hedging activity in energy and financial products. The customers which account for almost 40% of the short option charges are concentrated in approximately 19 well capitalized, highly rated energy companies or their affiliates that sell commodity options to reduce the effects of volatility in natural gas, crude oil and other energy products. The risk associated with short options trading by these institutions is monitored by AAI on a daily basis.

In a no action letter dated April 19, 2001, the DMR staff gave relief from this charge to a broker dealer subject to the following conditions: that such positions are carried for customers accounts that 1) directly or through affiliates produce, purchase, transport, or sell energy products, 2) have a net worth of a least $50 million or are guaranteed subsidiaries of a parent that has a net worth of a least $50 million and 3) have investment grade ratings for senior unsecured long-term debt or commercial paper by a nationally recognized statistical rating organization or are guaranteed subsidiaries of a parent that has such ratings.

AAI respectfully requests the same exemption from the four percent short option charge for our large energy clients. Like the broker-dealer that was the subject of the April 19th no-action letter, AAI is disadvantaged by having to use more capital than our competitors which are registered only as FCMs.

We thank you in advance for your consideration of this matter. If you wish to discuss this matter further, please contact me at 312.855.6089.

Sincerely,

Michael E. Burns
Senior Vice President and Controller
ABN AMRO Incorporated